Zhong Yang Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

May 10, 2022

Via Edgar

Mr. David Gessert

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Zhong Yang Financial Group Limited Amendment No. 6 to Registration Statement on Form F-1 Filed April 13, 2022 File No. 333-259441

Dear Mr. Gessert,

This letter is in response to the letter dated May 6, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhong Yang Financial Group Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 6 to Form F-1

General

1. Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in or that have significant operations in the PRC and Hong Kong.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully confirm for the Staff that in our Exchange Act filings, we will provide disclosure highlighting the risks associated with investing in companies that are based in or that have significant operations in the PRC and Hong Kong.

Conventions Which Apply to this Prospectus, page iii

2. You state that references to “China” or “PRC” refers to the People’s Republic of China, excluding the Taiwan region, Hong Kong, and Macau. Excluding Hong Kong from this definition tends to obscure and mitigate the risks to investors because of your significant operations in Hong Kong. Please revise accordingly.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the definition of “China” and “PRC” to refer to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan.

Prospectus Summary

Risk Factor Summary, page 8

3. Refer to your response to comment 2. Please add a summary risk factor related to enforcement of foreign civil liabilities in Hong Kong and the Cayman Islands. Further, please file the respective consents of Harney Westwood & Riegels and Stevenson, Wong & Co. to be named in the registration statement with respect to their determinations regarding the enforceability of foreign judgments under the laws of the Cayman Islands and Hong Kong.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added a summary risk factor “The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions” on page 8 of the Amendment. We have also filed the latest opinions, which include the consents, of Harney Westwood& Riegels and Stevenson, Wong & Co. as exhibit 5.1 and 99.1, respectively.

We hope this response has addressed all the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer and Director